UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts commercial operation of the Natural Gas Processing Unit (UPGN) in Rio de Janeiro
—

Rio de Janeiro, November 11, 2024 – Petróleo Brasileiro S.A. (Petrobras) following up on Communication of September 11, 2024, informs that the Natural Gas Processing Unit (UPGN), located at the Boaventura Energy Complex (Itaboraí, RJ), began commercial operation. The UPGN is currently operating with its first module, which has the capacity to process 10.5 million m³/day of gas. The second module is expected to start operating by the end of this year, bringing the Unit's total processing capacity to 21 million m³/day of gas.

The Route 3 Integrated Projec (PIR3), of which the UPGN is a part, is strategic for Petrobras, as it will make it possible to increase the supply of natural gas to the Brazilian market, with economic attractiveness for the company.

PIR3 is part of the Santos Basin Integrated Gas Flow System, responsible for the flow of pre-salt fields such as Tupi, Búzios and Sapinhoá, among others. Regardless of the connection point, the gas from the production fields can be piped to the various processing units, including the new UPGN at the Boaventura Energy Complex. The natural gas produced at the UPGN is therefore part of the total volume offered by the company.

More gas for the domestic market

The start-up of PIR3 is essential for the country and for increasing Petrobras' competitiveness in the new dynamic and competitive environment of the national gas market. The company now offers new commercial conditions to its customers and has increased supply reliability, which is already practically 100%.

In 2023, Petrobras signed more than 34 natural gas supply contracts, after winning public calls from distributors and competitive processes from free consumers, which represented the sale of more than 70 billion cubic meters in contracts with sales planned until 2034.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer